

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 5, 2009

Mr. Gregory A. Wing
Vice President and Chief Financial Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, Montana 59102

> **Re:** **Stillwater Mining Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Response letter dated January 16, 2009**
> **File No. 001-13053**

Dear Mr. Wing:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 3 – Sales, page 83

1.      We note your January 16, 2009 response to comment 1, regarding your accounting for by-product revenues, clarifying that you have not allocated costs to by-products, the sales of which generated significant revenues during 2007; and that you believe implementing a practice of cost allocation would not result in material amounts being assigned. We also note from your November 25, 2008 response to comment 3, that you believe offsetting your by-product revenue against cost of sales is not uncommon in your industry.

We understand that you may have developed conventions in accounting for by-product revenues and costs out of convenience during periods when the amounts were nominal. However, given the significance of your by-product revenues, in relation to your mine production revenues, total revenues, and cost of metals sold in 2007, it appears that gross reporting of revenues would better reflect the economics and would result in a more informative presentation to users.  Please follow this guidance when reporting by-product revenues in the future.  You may find the guidance in paragraph 79 of CON 6,  Rule 5-03(b) of Regulation S-X, and SAB Topic 1:M  helpful in understanding our view.

Given the foregoing, we would also expect a reasonable measure of costs to be allocated to the by-products and that such inventory be accounted for in a manner consistent with the timing of by-product sales, particularly if the effects would be material.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief